Mail Stop 3561

June 8, 2006

Via Fax and U.S. Mail

Mr. Mick Forde
Associate General Counsel
HSBC Home Equity Loan Corporation I
2700 Sanders Road
Prospect Heights, IL 60070

Re: **HSBC Home Equity Loan Corporation I**
        Amendment No. 1 to Registration Statement on Form S-3
        Filed May 25, 2006
        File No. 333-132348

Dear Mr. Forde:

        We have reviewed your responses to the comments in our letter dated April 6, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. We note your response to prior comment 1. Please delete reference to "other types of assets, as described in the related prospectus" on the cover page and page 9 of the base prospectus. In addition, please delete any other similar phrases that remain in the prospectus.

2. We note your response to prior comment 8 and the possibility that delinquent loans will be included in the asset pool. Please provide the form of table, showing 30-day buckets, that you intend to provide if delinquent loans are included in the pool.

Important Notice about Information Presented in the Prospectus…, page S-i

3. We note your disclosure that if any terms of the notes described in this prospectus vary from the terms described in the prospectus supplement, you should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Summary, page S-3

4. Please add a heading for "Originators" above your bracketed disclosure at the bottom of the page.

Realized Losses, page S-11

5. Please tell us what will happen to realized losses if they will not be allocated to the notes.

Optional Substitution, page S-11

6. Please provide additional support for your belief that the substitution of pool assets "at any time" is consistent with Regulation AB and has been approved by the Commission. In addition, please tell us the purpose of this feature and under what circumstances it would be used. Alternatively, please delete reference to optional substitution throughout the registration statement.

The Depositor, page S-25

7. We note that you have added a co-registrant, HSBC Home Equity Loan Corporation II. Please revise this section, the cover page, the summary and elsewhere as appropriate, to reflect this change. Note that information required by Item 1106 of Regulation AB must be provided for each depositor.

Base Prospectus

Cross Support, page 51

8. We note the first sentence of the second paragraph of this section indicates that credit support for the offered securities of one issuing entity may cover the offered securities of one or more other issuing entities. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

Financial Instruments, page 52

9. Please revise to delete the phrase "or similar financial instruments" from the first sentence of this section.

Yield and Prepayment Considerations, page 64

10. Please revise the third full paragraph on this page to delete the phrase "or otherwise."

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3755.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile
        Stephen Esko (Sidley Austin)
        Fax: 212.839.5499